Aboudi Legal Group PLLC

745 Fifth Avenue, Suite 500

New York, NY 10151

November 12, 2019

Via Edgar

Ms. Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D. C. 20549

Re:	Document Security Systems, Inc.

PREN14A Filed on November 5, 2019

DFAN14A filed November 15, 2019

DFAN14A filed October 20, 2019

File No. 1-32146

Dear Ms. Chalk:

This letter is in response to the comment letter from the Securities and Exchange Commission (“SEC”) dated November 8, 2019 (the “Comment Letter”), relating to the above referenced proxy filings filed under the above referenced EDGAR Tag on November 5, 2019.

Each of the Comments received are addressed below.

Preliminary Proxy Statement filed on November 5, 2019

1. Since this is a contested solicitation involving a director election contest, the correct EDGAR “tag” is PREC14A. Please revise your next filing of the amended preliminary proxy statement.

Response

1. The amended preliminary proxy statement (the “Amended Proxy Statement”) has been filed under the appropriate EDGAR “tag”.

2. Please fill in the blanks throughout the proxy statement. Information subject to change may be bracketed.

Response

2. The Amended Proxy Statement has been revised to include, where available from Company and related party filings, the missing information.

Background of the Solicitation

3. Explain why Mr. Feigenbaum decided not become a consultant to the Company. Specifically, explain why he did not believe this would provide value to the Company.

Response

3. It is Mr. Feigenbaum’s belief that as a consultant he would be able to recommend changes in company policy that he believed were necessary to regain profitability. He would not have the authority or mandate to implement or, at a minimum, have the ability to effectively realize these measures. As a member of the board, Mr. Feigenbaum may have had a greater opportunity to implement his plan. Ultimately, it was Mr. Feigenbaum’s view that the board of directors with Mr. Chan as chairman did not have the desire to implement the necessary changes.

We have revised the Amended Proxy Statement to reflect the substance of these disclosures.

4. Provide more details about the contacts between Mr. Feigenbaum and Mr. Chan referenced in paragraph 3 in this section. Specifically, what “other ventures” were discussed and what role for the participants in this solicitation was contemplated? See Item 5 of Schedule 14A.

Response

4. According to Mr. Feigenbaum, Mr. Chan discussed with Mr. Feigenbaum possibilities where Mr. Feigenbaum would become involved with other ventures of Mr. Chan unrelated to the Company. These included, among other things, developing “Nutraceuticals” or health food alternatives. Mr. Feigenbaum adheres to a strict plant based diet and Mr. Chan indicated an interest therein. Mr. Feigenbaum delivered a book on the subject to Mr. Chan.

Overall, it was Mr. Feigenbaum’s impression that Mr. Chan was not interested in implementing the changes that Mr. Feigenbaum deemed necessary to turn the business around.

The substance of these discussion between Messrs. Chan and Feigenbaum were not shared with the other director nominees.

We have revised the Amended Proxy Statement to reflect the substance of these disclosures.

5. In paragraph 4 of this section, describe the alternatives discussed to increase shareholder value. Describe the “concrete proposals” Mr. Feigenbaum made to Mr. Chan and describe the reaction (if any).

Response

5. In the presence of Joseph Sanders, a board member, Mr. Feigenbaum discussed with Mr. Chan the need for the Company to be more pro-active in raising awareness of the Company in the market. Mr. Feigenbaum felt that the Company was not sufficiently proactive in initiating meetings with market participants and gaining appropriate market coverage of the Company.

In addition, as further discussed below, Mr. Feigenbaum advised Mr. Chan that a thorough analysis of the various lines of business that the Company was involved in was needed and that the Company needed to focus on the more promising lines of business. It was Mr. Feigenbaum’s impression that Mr. Chan was not interested in undertaking the necessary analysis and actions required.

We have revised the Amended Proxy Statement to reflect the substance of these disclosures.

Reasons for the Solicitation

6. Here or where appropriate in the proxy statement, please describe your nominees’ plans for changes at DSS if they are elected to the board, either as a minority or if you are able to accomplish a change in control by winning a majority of the seven seat up for election. Please be as specific as possible.

Response

6. We have revised the Amended Proxy Statement to reflect the requested disclosures.

Proposal 1. Election of Directors

7. Identify the “publicly-traded companies” for which Mr. Feigenbaum served as CEO.

Response

7. We have revised the Amended Proxy Statement to reflect the requested disclosures.

8. Identify the organization(s) or entity(ies) for which Mr. Giles Hunt worked and in which capacity, he “advised clients on acquisitions and capital raising efforts.” Provide dates as appropriate.

Response

8. We have revised the Amended Proxy Statement to reflect the requested disclosures.

9. Clarify the positions at each applicable entity or organization held by Ms. Kerri Rupert Schiller over the last five years. Currently your disclosure includes vague descriptions that do not make this information clear.

Response

9. We have revised the Amended Proxy Statement to reflect the requested disclosures.

Form of Proxy

10. Refer to Proposal 2 on the form of proxy included with your proxy statement. Revise to include a means by which shareholders may vote on this proposal to comply with Rule 14a-4(b)(1).

Response

10. We have revised the Amended Proxy Statement to reflect the requested disclosures.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings.

We trust that the above addresses the comments raised in the Comment Letter. Please do not hesitate to contact me if we can be of further assistance.

Yours sincerely,

/s/ David Aboudi
David Aboudi

 4